UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                          Sorrento Networks Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   83586Q 10 0
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                             W. Raymond Felton, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                February 20, 2001
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box       .


Check the  following  box if a fee is being paid with the  statement          .
(A fee is not required only if the reporting person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.         83586Q 10 0                                Page 2 of 4 Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RII Partners, Inc.
         Par Chadha


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a)   X

         Members of Group:   RII Partners, Inc.
                             RT Investments, Inc.
                             Par Chadha
                             Sharon Chadha, individually and as custodian for minor children
                             RRC Pension Trust

   (b)  X

3. SEC USE ONLY




4. SOURCE OF FUNDS*

   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               -----

   Not Applicable


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   RII Partners, Inc.  - Nevada corporation
   RT Investments, Inc. - Nevada corporation
   Par Chadha - United States
   Sharon Chadha - United States
   RRC Pension Trust - United States

                     7.  SOLE VOTING POWER

      NUMBER OF          RII Partners, Inc. - 994,733 (A)
      SHARES             RT Investments, Inc. - 453,589
      BENEFICIALLY       Par Chadha - 15,698
      OWNED BY           Sharon Chadha - 9,636
      EACH               RRC Pension Trust  - 6,527
      REPORTING          Sharon Chadha as custodian for minor children  - 2,185
      PERSON
      WITH           8.  SHARED VOTING POWER

                         None

                     9.  SOLE DISPOSITIVE POWER

                         RII Partners, Inc. - 994,733 (A)
                         RT Investments, Inc. -  453,589
                         Par Chadha - 15,698
                         Sharon Chadha  - 9,636
                         RRC Pension Trust  - 6,527
                         Sharon Chadha as custodian for minor children  - 2,185

                    10.  SHARED DISPOSITIVE POWER

                         None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         RII Partners, Inc. - 994,733 (A)*
                         RT Investments, Inc. -  453,589 *
                         Par Chadha - 15,698 **
                         Sharon Chadha  - 9,636 *
                         RRC Pension Trust  - 6,527 *
                         Sharon Chadha as custodian for minor children - 2,185 *

* Sharon Chadha expressly disclaims ownership of any shares owned by Par Chadha, RII Partners, Inc., RRC Pension Trust, and her children.

** Par Chadha expressly disclaims ownership of any shares owned by Sharon Chadha, RT Investments, Inc., RRC Pension Trust, and his children.

A - See Item 4 below.


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                    -------


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         RII Partners, Inc. - 7.6%
                         RT Investments, Inc. - 3.6%
                         Par Chadha - 0.1%
                         Sharon Chadha  - 0.1%
                         RRC Pension Trust - 0.1%
                         Sharon Chadha as custodian for minor children - 0.02%


14.  TYPE OF REPORTING PERSON*

         RT Partners, Inc. - CO
         Par Chadha  - IN
         Sharon Chadha  - IN
         RT Investments, Inc. - CO
         RRC Pension Trust - EP


Item 1.  Security and Issuer

   (a) The title of the class of equity securities to which this statement relates is common stock.

   (b)  The name and address of the principal executive office of the issuer is:

          Sorrento Networks Corporation
          9990 Mesa Rim Road
          San Diego, California 92121

Item 2.  Identity and Background

         (a)(b)   Name & Address:
                  RII Partners, Inc.          2550 East Tropicana Avenue
                  RT Investments, Inc.        Suite 19-264
                  RRC Pension Trust           Las Vegas, NV 89119

                  Par Chadha                  15332 Antioch Street
                  Sharon Chadha               Pacific Palisades, CA 90272


         (c)     Occupation/Employment:

     Par Chadha is a private investor. Sharon Chadha is Mr. Chadha's wife. RII Partners, Inc. and RT Investments, Inc. are private corporations owned by Par Chadha, Sharon Chadha and their family. Sharon Chadha is the Trustee of RRC Pension Trust.

         (d) During the last five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)    Citizenship:

                RII Partners, Inc. - Nevada corporation
                Par Chadha - United States
                Sharon Chadha  - United States
                RT Investments, Inc.  - Nevada corporation
                RRC Pension Trust - Nevada Trust

Item 3.  Source and Amount of Funds or Other Consideration

     The reporting persons acquired the securities using personal funds.

Item 4.  Purpose of Transaction

     The reporting persons intend to continue to hold securities of the Issuer. The reporting persons may acquire and/or dispose in the open market additional securities of the Issuer on an ongoing basis. The number of shares listed for RII Partners, Inc. includes 600,000 shares which RII Partners has the right to acquire upon exercise of an option.

     The reporting persons have no plans or proposals which relate to or would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any material change in the present capitalization or dividend policy of the Issuer;

     (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (h) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting persons is 1,482,368 shares or 11.4%.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         There are no exhibits filed with this Schedule.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                            RII PARTNERS, INC.


February 20, 2001                           By:   /s/   Par  Chadha
                                                ------------------------------
                                                 Par Chadha, President



                                                 /s/ Par Chadha
                                                ------------------------------
                                                     Par Chadha